Squire, Sanders & Dempsey L.L.P.

14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700

Office:	+1.703.720.7800
Fax:	+1.703.720.7801

Direct Dial:   +1.703.720.7890

jmaiwurm@ssd.com

December 5, 2006

John Reynolds, Assistant Director

Jay Williamson, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Federal Services Acquisition Corporation (“FSAC”)

Amendment No. 3 to Proxy Statement on Schedule 14A

File No. 000-51552

Dear Mr. Reynolds and Mr. Williamson:

Thank you for your letter dated December 1, 2006 setting forth comments on the above-referenced Amendment No. 3 to Proxy Statement on Schedule 14A.

On behalf of Federal Services Acquisition Corporation (“FSAC”), we are filing herewith Amendment No. 4 to the Proxy Statement (“Amendment No. 4”).  We are also providing to the Staff three unmarked copies of Amendment No. 4 and three copies of Amendment No. 4 that are marked to show changes from Amendment No. 3 to the Proxy Statement.  Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 4 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.”  The attachments to this letter have not been provided via EDGAR.  Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Proxy Statement and its prompt clearance.

We strongly urge the Staff to review Amendment No. 4 as soon as practicable.  The transaction contemplated by this Proxy Statement is quite time-sensitive.  FSAC plans to mail the definitive proxy materials on December 11, 2006.

General

1.                                       We note the company’s response, including its analysis on Attachment A, to our prior comment 1 from our letter dated November 3, 2006.  However, we believe that the disclosure contained in Attachment A ought to be incorporated into your existing Schedule 14A in all appropriate sections.  Please revise or advise.

Response:  In response to this comment, the data referred to in the comment is summarized in detail at page 134 of Amendment No. 4 and referred to on pages 16, 26 and 66 of Amendment No. 4.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 - Pro Forma Adjustments, page 84

2.                                 We reviewed your response to our prior comment 11.  Your revised disclosure did not provide sufficient detail, thus the comment will be reissued.  Please revise to separately disclose the value of each of the estimated $16.9 million in identifiable intangible assets (e.g. customer contracts, trade name, etc.), the weighted-averageamortization period (in total and by major intangible asset class), and the methodology used to determine the value assigned to each intangible asset.

Response:  In response to this comment, FSAC has included substantially more detail in note 2.b to the Unaudited Pro Forma Condensed Combined Financial Statements appearing at page 84 of Amendment No. 4.

3.                                 We reviewed your response to our prior comment 12. Your revised disclosure does not provide the relevance of using comparable industry transactions to assist in your estimates of the fair value of ATS’ of intangible assets. Further, tell us how benchmarking your intangible estimates with comparable industry transactions is consistent with paragraphs 35 through 46 of SFAS 141. Please revise to remove this reference or tell us why such disclosure is appropriate.

Response:  In response to this comment, as suggested by the Staff, FSAC has removed the references to comparable industry transactions from note 2.b on page 84 of Amendment No. 4.

Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition, page 125

4.                                 We note the company’s response to our prior comment 20 from our letter dated November 3, 2006 as well as the revised text on pages 130-1. However, we believe that the disclosure concerning the Key Employee Protection Plan is insufficiently detailed. Please revise to address the dollar amount of severance payments under the plan, the duration of these payments, the business rationale behind this plan, and define “good reason” as used in the plan. We may have further comment.

Response:  In response to this comment, FSAC has significantly expanded the disclosure referred to in the comment in a manner consistent with the comment.  Please see pages 130-132 of Amendment No. 4.

Advanced Technology Systems Audited Financial Statements - Notes to Audited Financial Statements

Note B - Discontinued Operations

Pyramid, F-13

5.                                       We reviewed your revised disclosure in response to our prior comment 21. Your response did not address how you reached your conclusions based on SFAS 144 and EITF 03-13, thus the comment will be reissued. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In your response specifically address how you considered paragraphs 27, 28, 41 and 42 of SFAS 144 and EITF 03-13.

Response:  ATS respectfully submits to the Staff that the Pyramid business unit was established to provide consulting services and proprietary software to certain federal and state public safety agencies.  Although a considerable amount of capital had been expended to market and sell Pyramid’s product and services, ATS had limited success penetrating this market.  Management had several discussions during fiscal year 2005 regarding abandoning this business unit.  Ultimately in January 2006, upon completion of the last significant Pyramid project, management decided to discontinue the unit’s operations.  There were no significant disposal costs, such as severance costs and impairment charges on long-lived assets associated with the abandonment of the Pyramid business unit.  The majority of employees that served this unit were able to be redeployed in other parts of the organization.  Likewise, the significant long-lived assets related to computer equipment and furniture, and these assets were also able to be utilized elsewhere.  Costs to develop the Pyramid software product were expensed as R&D as incurred since there were minimal development costs incurred subsequent to establishing technological feasibility.  The only remaining obligation that ATS has relating to the Pyramid business unit is maintenance support for two customers.  Aside from these two customers, ATS will not provide any support for the Pyramid product.  The estimated annual cash inflows and outflows relating to this obligation are $70-80,000 and $20,000, respectively, and are not considered material.

In evaluating whether the Pyramid unit should be treated as discontinued operations, ATS management considered the guidance set forth in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) and EITF 03-13

“Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”(EITF 03-13).  ATS advises the Staff that Pyramid was a discrete operating unit of ATS.  In this regard, the cashflows and operating results were clearly distinguishable from the rest of the organization, consistent with the requirements set forth in paragraph 41 of SFAS No 144.  Any material cashflows from this business unit have been eliminated from the ongoing operations, and ATS has not had any significant continuing involvement in these operations since the decision to abandon in January 2006.  ATS management has also evaluated the remaining cashflows related to the maintenance support contracts against the guidance set forth and in EITF 03-13 and has concluded that discontinued operations treatment is appropriate as the gross cash inflows and outflows are not significant to the ongoing operations of ATS, nor are they considered to be significant to the expected cash flows from Pyramid absent an abandonment of this business unit.

ATS also advises the Staff that the only assets classified as held for disposal are accounts receivable generated by the Pyramid business unit and are considered by management to be appropriately classified.

Federal Services Acquisition Corporation Interim Financial Statements

General

6.                                       We reviewed your response to our prior comment 22. Please revise your interim financial statements, as necessary, to comply with our previously issued comments and the comments below.

Response:  FSAC has complied with this comment by making further conforming amendments to the Exchange Act filings referred to below in response to comment 8.  Please also see the conforming changes on pages F-31, F-35 and F-43 of Amendment No. 4.

Notes to Interim Financial Statements

Note J – Commitments, F-37

7.                                       We reviewed your response to our prior comment 23. Please revise Note J to include language consistent with your response.

Response:  FSAC has complied with this comment.  Please see page F-35 of Amendment No. 4.

Other Regulatory

8.                                       Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act filings should also be revised to comply with the comments above and our prior comment 24 as applicable.

Response:  In response to this comment, Comment 6 and the Staff’s previously issued comments, FSAC has further amended the following Exchange Act filings in order to conform such filings with its responses to these comments and the Staff’s previous comments:

Form	Period or Date
Form 8-K/A	October 25, 2005
Form 10-K/A	December 31, 2005
Form 10-Q/A	March 31, 2006
Form 10-Q/A	June 30, 2006
Form 10-Q	September 30, 2006

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:                                 Joel R. Jacks, Federal Services Acquisition Corporation

Brian Bhandari, Securities and Exchange Commission

*  Admitted only in D.C., Maryland, New York and Ohio.